Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.
EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year-ended
	December 29,	December 30,	December 25,	December 26,	December 27,
Computation of Earnings:	2013	2012	2011	2010	2009

Net income (loss) before income taxes	$7,275	$21,800	$19,756	$(1,002)	$3,536
Add
Gross Interest Expense	767	977	1,336	6,131	7,573
Capitalized Interest	—	—	—	(70)	(454)
40% of Minimum Rent	7,572	6,981	5,816	5,491	4,556

Earnings as Adjusted	15,614	29,758	26,908	10,550	15,211

Computation of Fixed Charges:
Gross Interest Expense	767	977	1,336	6,131	7,573
40% of Minimum Rent	7,572	6,981	5,816	5,491	4,556

Fixed charges	8,339	7,958	7,152	11,622	12,129

Ratios of Earnings to Fixed Charges	1.87	3.74	3.76	0.91	1.25